UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of June 2015
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated June 1, 2015, announcing the Company has sold its holding of notes and warrants in Horizon Lines, Inc. ("Horizon Lines") for net cash proceeds of approximately $72 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: June 1, 2015	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Ship Finance Management AS
(Principal Executive Officer)

EXHIBIT 1
SFL - Sale of notes and warrants in Horizon Lines

Press release from Ship Finance International Limited, June 1, 2015.

Ship Finance International Limited (NYSE: SFL) ("Ship Finance" or the "Company"), announced that it has sold its holding of notes and warrants in Horizon Lines, Inc. ("Horizon Lines") for net cash proceeds of approximately $72 million.

In April 2012, Ship Finance received $40 million of Horizon Lines second-lien notes and 9.25 million warrants in Horizon Lines in connection with a termination of the charters for 5 container vessels. Thereafter, the second-lien notes have accumulated interest on a non-cash basis at a rate of 15% annually.

In November 2014, Horizon Lines announced a merger with Matson Navigation Company, Inc. ("Matson"), subject only to regulatory approval of a sale of Horizon Lines' Hawaii assets to The Pasha Group. On May 29, 2015, the parties announced the successful completion of the transaction, and Matson has paid $0.72 per warrant and the second-lien notes have been redeemed at a premium.

Ship Finance has conservatively recorded the notes on our balance sheet at 40% of par value, and the book gain is estimated to approximately $45 million, to be recorded in the second quarter. The cash proceeds from the notes and warrants are expected to be reinvested in new assets.

June 1, 2015

The Board of Directors

Ship Finance International Limited

Hamilton, Bermuda

About Ship Finance

Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including recent acquisitions, the Company will have a fleet of 72 vessels, including 19 crude oil tankers (VLCC and Suezmax), two chemical tankers, 22 dry bulk carriers (including 8 acquisitions), 17 container vessels, two car carriers, six offshore supply vessels, two jack-up drilling rigs and two ultra-deepwater semi-submersible drilling rigs. The fleet is one of the largest in the world and most of the vessels are employed on long-term charters.

More information can be found on the Company's website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.